EXHIBIT 12.1

ASSURANT, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2005	2006	2007	2008	2009	September 30, 2010
Income before income taxes	$655.6	$1,095.7	$1,011.0	$563.3	$709.6	$728.6
Fixed charges	72.9	74.6	73.9	73.1	74.6	54.6

Income as adjusted	$728.5	$1,170.3	$1,084.9	$636.4	$784.2	$783.2
Fixed charges:
Interest expense, including discount amortization and preferred stock dividends (1)	$61.3	$61.2	$61.2	$61.0	$60.7	$45.5
Portion of rents representative of an appropriate interest factor	11.6	13.4	12.7	12.1	13.9	9.1

Total fixed charges	$72.9	$74.6	$73.9	$73.1	$74.6	$54.6

Ratio of consolidated earnings to fixed charges	9.99	15.69	14.67	8.70	10.51	14.35

1.	Preferred stock issued is recorded as a liability, thus the corresponding dividend is recorded as interest expense